150 East 42nd Street New York, NY 10017 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 www.egsllp.com
August 17, 2011
Ms. Mara L. Ransom
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp. Registration Statement on Form S-3 Filed July 8, 2011 File No. 333-175408
Dear Ms. Ransom:
     On behalf of 57th Street General Acquisition Corp. (“57th Street General Acquisition Corp.”, the “Company”, “we”, “us” or “our”), we are electronically transmitting hereunder our response to the letter received by us from the Securities and Exchange Commission (the “Commission” or “Staff”) dated August 12, 2011 concerning Amendment No.1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (“Registration Statement”) previously filed on July 29, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes from Amendment No. 1 filed on July 29, 2011. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2. Clean and marked copies of this filing are being sent electronically to Charles Lee.
     For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.
General
1. We note your response to comment two in our letter dated July 26, 2011 and your indication that you satisfied General Instruction I.B.4(b) of Form S-3 because you sent, via distribution of your tender offer documents, material containing the information required by Rule 14a-3(b). However, we note that the Offer to Purchase, dated February 22, 2011, was the only version of the Offer to Purchase that solicited the holders of warrants overlying the common stock that you are registering in reliance on General Instruction I.B.4. Accordingly, it appears that such version of the Offer to Purchase was the only version sent to the record holders of such warrants. Considering such version of the Offer to Purchase did not include the financial statements required by Exchange Act Rule 14a-3(b)(1), it does not appear that you meet the requirements of General Instruction I.B.4(b). Accordingly, please revise to register the common stock underlying the warrants on a form for which you are eligible to use.
As discussed with the Staff, the Company further clarifies its July 29, 2011 response to comment 2, with respect to its reliance on General Instruction I.B.4 to Form S-3 to satisfy the transaction requirements therein to include the shares of common stock underlying the warrants

Ms. Mara L. Ransom
Securities and Exchange Commission

in the Registration Statement. In particular, the Company clarifies that it sent, via distribution of its tender offer documents (including, specifically, its Second Amended and Restated Offer to Purchase dated April 7, 2011 and its Third Amended and Restated Offer to Purchase dated April 18, 2011), within the twelve calendar months immediately before the Registration Statement was filed, material containing the information required by Rule 14a-3(b) under the Exchange Act to all record holders of the outstanding warrants.
2. We note your response to comment two in our letter dated July 26, 2011 and your indication that you include the previously registered shares underlying the warrants in order to update the disclosure in connection with your offer and sale of such shares. We presume that offers and sales of such shares and the ability to exercise the warrants have been suspended under the prior registration statement considering a post-effective amendment to such registration statement has not yet been declared effective. Please confirm our understanding. For guidance, please consider Question 139.28 in our Securities Act Sections Compliance and Disclosure Interpretations.
As discussed with the Staff, the Company confirms the Staff’s understanding.
Prospectus Relating to Resale of 641,394 Shares of Common Stock
Prospectus Summary, page 1
Company Summary, page 2
3. Please provide the information contemplated by footnotes (1) and (2). Please clearly indicate that the disclosure of 10,962,185 shares of common stock outstanding after this offering assumes the issuance of 5,456,300 shares of common stock pursuant to a separate prospectus.
The Company has revised the disclosure in accordance with the Staff’s comment to include the information contemplated by footnotes (1) and (2).
     We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Asim Grabowski-Shaikh, Esq., at (212) 370-1300 or Kathleen L. Cerveny, Esq. at (202) 540-8547.
Sincerely,
/s/ Ellenoff Grossman & Schole LLP
Ellenoff Grossman & Schole LLP

cc:	John D. Ireland